================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                   ----------

                               PURINA MILLS, INC.
                                (Name of Issuer)

Common Stock, $0.01 par value per share                         746276104
    (Title of class of securities)                           (CUSIP number)

                             Stephen M. Besen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  June 29, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 pages)

================================================================================




NY2:\925228\50712.0007

-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 2 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------
-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                           GSCP RECOVERY, INC.
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                        [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Cayman Islands
-------------------  --------------------------------------------------------------------------------------------------------------

                               7                 SOLE VOTING POWER:                                                      2,706,368*
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                            0

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                 2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                                       0

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------

           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        CO
-------------------  --------------------------------------------------------------------------------------------------------------

* See Item 5



-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 3 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                           GREENWICH STREET INVESTMENTS II, LLC
                     S.S. OR I.R.S. IDENTIFICATION NO.                                  13-4012044
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                               2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        OO
-------------------  --------------------------------------------------------------------------------------------------------------

* See Item 5


-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 4 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                         GREENWICH STREET CAPITAL PARTNERS II, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO.                                13-4012047
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                               2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        PN
-------------------  --------------------------------------------------------------------------------------------------------------

* See Item 5


-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 5 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                         GSCP OFFSHORE FUND, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO.                                52-2110184
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                        [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           Cayman Islands
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                               2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        PN
-------------------  --------------------------------------------------------------------------------------------------------------

* See Item 5


-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 6 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                         GREENWICH FUND, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO.                                13-4012046
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                               2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        PN
-------------------  --------------------------------------------------------------------------------------------------------------

* See Item 5

-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 7 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                         GREENWICH STREET EMPLOYEES FUND, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                        [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                               2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        PN
-------------------  --------------------------------------------------------------------------------------------------------------

* See Item 5

-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 8 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                         TRV EXECUTIVE FUND, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                      [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                             Delaware
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                               2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        PN
-------------------  --------------------------------------------------------------------------------------------------------------


*See Item 5


-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                              Page 9 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                         ALFRED C. ECKERT III
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           United States
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                                2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        IN
-------------------  --------------------------------------------------------------------------------------------------------------


* See Item 5

-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                             Page 10 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                         KEITH W. ABELL
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                         (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                                             OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                        [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                           United States
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                              0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     --------------------------------------------------------- ------------------------
                               8                 SHARED VOTING POWER:                                                    2,706,368*

                     -----------------------     --------------------------------------------------------- ------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                          0

                     -----------------------     --------------------------------------------------------- ------------------------
                               10                SHARED DISPOSITIVE POWER:                                               2,706,368*

-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                         2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                        IN
-------------------  --------------------------------------------------------------------------------------------------------------


* See Item 5

-----------------------------------------------------------                 -------------------------------------------------------
CUSIP No. 746276104                                                                                             Page 11 of 19 Pages
-----------------------------------------------------------                 -------------------------------------------------------

-------------------  --------------------------------------------------------------------------------------------------------------
           1         NAME OF REPORTING PERSON                                    SANJAY H. PATEL
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON
-------------------  --------------------------------------------------------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (a) [ ]
                                                                                                                   (b) [X]
-------------------  --------------------------------------------------------------------------------------------------------------
           3         SEC USE ONLY
-------------------  --------------------------------------------------------------------------------------------------------------
           4         SOURCE OF FUNDS:                                           OO
-------------------  --------------------------------------------------------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e):                                                                  [ ]
-------------------  --------------------------------------------------------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                         India
-------------------  --------------------------------------------------------------------------------------------------------------
                               7                 SOLE VOTING POWER:                                                       0
        NUMBER OF
          SHARES

       BENEFICIALLY
         OWNED BY

           EACH
        REPORTING

       PERSON WITH
                     -----------------------     -------------------------------------------------- -------------------------------
                               8                 SHARED VOTING POWER:                                             2,706,368*

                     -----------------------     -------------------------------------------------- -------------------------------
                               9                 SOLE DISPOSITIVE POWER:                                                 0

                     -----------------------     -------------------------------------------------- -------------------------------
                               10                SHARED DISPOSITIVE POWER:                                       2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  2,706,368*
-------------------  --------------------------------------------------------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                           [ ]

-------------------  --------------------------------------------------------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 27.1%*
-------------------  --------------------------------------------------------------------------------------------------------------
           14        TYPE OF REPORTING PERSON:                                   IN
-------------------  --------------------------------------------------------------------------------------------------------------




* See Item 5

ITEM 1.           SECURITY AND ISSUER.

                 The class of equity securities to which this Statement on
Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Purina Mills, Inc., a Delaware corporation ("Purina"). The principal executive offices of Purina are located at 1401 South Hanley Street, St. Louis, Missouri 63144.

ITEM 2.           IDENTITY AND BACKGROUND

                 (a) This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) GSCP Recovery, Inc., a Cayman Islands corporation ("GSCP Recovery"), (2) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (3) GSCP Offshore Fund, L.P., a Cayman Islands exempted limited partnership ("GSCP Offshore"), (4) Greenwich Fund, L.P., a Delaware limited partnership ("Greenwich Fund"), (5) Greenwich Street Employees Fund, L.P., a Delaware limited partnership ("Employees Fund"), (6) TRV Executive Fund, L.P., a Delaware limited partnership ("TRV" and, together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds"), (7) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (8) Alfred C. Eckert III ("Eckert"), (9) Keith W. Abell ("Abell") and (10) Sanjay H. Patel ("Patel").

                 (b) The address of the principal business and office of each of the Greenwich Street Funds and GSI is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932. The address of the principal business and office of GSCP Recovery is c/o Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

                 The business address for each of Mr. Eckert, Mr. Abell, Mr. Patel, Robert A. Hamwee ("Hamwee") and Thomas V. Inglesby ("Inglesby") is c/o Greenwich Street Capital Partners, Inc., 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

                 (c) GSCP II, Greenwich Fund, Employees Fund and TRV are Delaware limited partnerships which make investments for long term appreciation. GSCP Offshore is a Cayman Islands exempted limited partnership which makes investments for long term appreciation. GSCP Recovery is a Cayman Islands corporation which makes investments for long term appreciation. All of the outstanding capital stock of GSCP Recovery is owned by the Greenwich Street Funds. GSI is the general partner of each of the Greenwich Street Funds.

                 Mr. Eckert, Mr. Abell and Mr. Patel are the managing members of GSI. Each of Mr. Eckert, Mr. Abell and Mr. Patel is an executive employee of Greenwich Street Capital Partners, Inc. Mr. Patel, Mr. Hamwee and Mr. Inglesby are the directors of GSCP Recovery. Each of Mr. Hamwee and Mr. Inglesby is an employee of Greenwich Street Capital Partners, Inc.

                 (d) and (e) During the past five (5) years, neither the Reporting Persons nor Mr. Hamwee or Mr. Inglesby has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                 (f) Mr. Patel is a citizen of India. All other natural persons listed in this Item 2 are citizens of the United States. GSI, GSCP II, Greenwich Fund, Employees Fund and TRV are each organized under the laws of Delaware. GSCP Recovery and GSI Offshore are each organized under the laws of the Cayman Islands.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The shares of Common Stock owned by GSCP Recovery were issued to GSCP Recovery by Purina in connection with Purina's plan of reorganization (the "Plan") under Chapter 11 of the bankruptcy code in exchange for debt securities of Purina held by GSCP Recovery.

ITEM 4.           PURPOSE OF TRANSACTION.

                 GSCP Recovery acquired the debt of Purina, and subsequently the shares of Common Stock described in Item 5 (the "Shares"), for general investment purposes. As of the date of this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, except that the Reporting Persons or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.

                 (a) and (b) The responses to Items 11 and 13 on each of pages 2-13 which relate to beneficial ownership of shares of Common Stock with respect to each Reporting Person are incorporated herein by reference. The responses to Items 7-11 on each of pages 2-13 hereof which relate to voting and disposition of shares of Common Stock with respect to each Reporting Person are incorporated herein by reference.

                 The responses to Items 7-11 and 13 on each of pages 2-13 hereof is based on the Reporting Persons' current estimate of the number of shares of Common Stock that will ultimately be issued to GSCP Recovery by Purina pursuant to the Plan. The number of shares of Common Stock to be issued to GSCP Recovery is based on the aggregate amount of allowed claims in Purina's Chapter 11 bankruptcy proceeding and other variables contained in the Plan. Therefore, the responses to Items 7-11 and 13 on each of pages 2-13 hereof is subject to change based on the number of shares ultimately issued to GSCP Recovery under the Plan.

                 As of June 29, 2000, the Plan contemplated the issuance by Purina of 10,000,000 shares of Common Stock. Of those 10,000,000 shares, 90,000 are to be issued to Purina's management under the Plan. According to the disclosure statement filed by Purina in connection with the Plan, Purina estimates that the aggregate amount of allowed claims, upon resolution of all disputed claims, will be approximately $435,000,000, of which GSCP Recovery represents approximately $118,796,157, or 27.31%. Of the 9,910,000 shares to be issued by Purina to holders of existing claims, 27.31% currently entitles GSCP Recovery to receive 2,706,368 shares of Common Stock.

                 The Greenwich Street Funds are the stockholders of GSCP Recovery and thus may be deemed to beneficially own indirectly the Shares owned by GSCP Recovery. GSI is the general partner of each of the Greenwich Street Funds and thus may be deemed to beneficially own indirectly the Shares that may be deemed to be beneficially owned by the Greenwich Street Funds.

                 By virtue of their position as managing members of GSI, Mr. Eckert, Mr. Abell and Mr. Patel may be deemed to beneficially own indirectly the Shares that may be deemed to be owned beneficially by GSI. Each of the Reporting Persons, other than GSCP Recovery, disclaims beneficial ownership of the Shares beneficially owned by GSCP Recovery.

(c)  None.

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The responses to Items 3-5 of this Statement are incorporated herein by reference.

                 In connection with the Plan, Purina and certain of its stockholders, including GSCP Recovery, entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 1.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Registration Rights Agreement, dated June 29, 2000, by and among Purina and each of the parties set forth on the signature pages thereto (incorporated by reference to Exhibit 4(b) of the Form 10 of Purina dated March 23, 2000 (File No. 000-30077)).

Exhibit 2: Joint Filing Agreement, dated July 10, 2000 by and among the Reporting Persons.

                                    SIGNATURE

The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 10, 2000           GREENWICH STREET CAPITAL PARTNERS II, L.P.
                                GSCP OFFSHORE FUND, L.P.
                                GREENWICH FUND, L.P.
                                GREENWICH STREET EMPLOYEES FUND, L.P.
                                TRV EXECUTIVE FUND, L.P.

                                By: Greenwich Street Investments II, L.L.C.,
                                    their general partner

                                    By: /s/ Sanjay H. Patel
                                        ---------------------------------------
                                        Name: Sanjay H. Patel
                                        Title: Managing Member



                                GREENWICH STREET INVESTMENTS II, L.L.C.,

                                By: /s/ Sanjay H. Patel
                                    -------------------------------------------
                                    Name: Sanjay H. Patel
                                    Title: Managing Member



                                GSCP RECOVERY, INC.

                                By: /s/ Robert A. Hamwee
                                    -------------------------------------------
                                    Name: Robert A. Hamwee



                                /s/ Alfred C. Eckert III
                                -----------------------------------------------
                                Alfred C. Eckert III


                                /s/ Keith W. Abell
                                -----------------------------------------------
                                Keith W. Abell


                                /s/ Sanjay H. Patel
                                -----------------------------------------------
                                Sanjay H. Patel

                                  EXHIBIT INDEX

Exhibit 1: Registration Rights Agreement, dated June 29, 2000, by and among Purina and each of the parties set forth on the signature pages thereto (incorporated by reference to Exhibit 4(b) to the Form 10 of Purina dated March 23, 2000 (File No. 000-30077)).

Exhibit 2: Joint Filing Agreement, dated July 10, 2000 by and among the Reporting Persons.